                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                              BOSS HOLDINGS, INC.
           --------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                ----------------------------------------------
                        (Title of Class of Securities)


                                 1011B 10 1 7
                ----------------------------------------------
                                (CUSIP Number)

                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                           CLAYTON, MISSOURI 63105
     --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  12-18-2000
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement: [  ]

    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

    Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                  Page 1 of 8

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----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 2 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GINARRA PARTNERS, L.L.C.
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             266,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         266,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,498
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.77%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
----------------------------------------------------------------------------



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----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 3 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GRAZIADIO FAMILY TRUST, u/d/t 10/13/75
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             110,953
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         110,953
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         110,953
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.73%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D/A               PAGE 4 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. LOUIS GRAZIADIO, III
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         PF
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             419,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         419,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,000
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.91%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------



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    This statement is the tenth amendment to a statement on Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio, III. This amendment amends Items 2, 5 and 7 of Amendment No. 9 filed on December 28, 2000, by the Reporting Persons.

ITEM 2.   IDENTITY AND BACKGROUND

    This Tenth Amendment to Schedule 13D amends the disclosure in Item 2 of Amendment No. 9, as it relates to Second Southern Corp., a California corporation ("Second Southern"). Second Southern is the manager of Ginarra Partners. As manager, Second Southern has sole voting and investment power over the shares of Common Stock owned by Ginarra Partners, including the right to dispose or direct the disposition of such shares (subject to members' approval). G. Louis Graziadio, III, is a director, sole shareholder and president of Second Southern. The other executive officers and/or directors of Second Southern are Heidi Schroeder, William R. Lang and Steven
R. Calvillo. The (a) name, (b) business address, (c) present principal occupation or employment, and (d) citizenship, of Ms. Schroeder, Mr. Lang and Mr. Calvillo, respectively, are as follows:

    (a)  Heidi Schroeder
    (b)  Second Southern Corp.
         2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA
         90274
    (c)  Secretary of Second Southern Corp.
    (d)  United States

    (a)  William R. Lang
    (b)  Ronald Blue & Co., LLC
         3000 W. MacArthur Blvd., Suite 600, Santa Ana, CA  92704
    (c)  Member of Ronald Blue & Co., LLC, Accountants
    (d)  United States

    (a)  Steven R. Calvillo
    (b)  Calvillo & Meyer, LLP
         2355 Crenshaw Blvd., Suite 148, Torrance, CA  90501
    (c)  Partner of Calvillo & Meyer, LLP, Attorneys
    (d)  United States

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Amendment No. 9 is amended to read in its entirety as follows:

    (a) As of December 31, 2000, Ginarra Partners beneficially owned 266,498 shares (13.77%) of Common Stock, the Trust beneficially owned 110,953 shares (5.73%) of Common Stock, and Mr. Graziadio beneficially owned 153,000 shares (7.91%) of Common Stock (30,000 shares of which are deemed owned by him on account of currently exercisable stock options).

                                   5

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The percentage of the shares of Common Stock owned (as indicated in this Item
5) is based on 1,934,904 shares of Common Stock represented to be outstanding as of October 31, 2000 by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

    (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 10 to Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 110,953 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the sole manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 266,498 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 153,000 shares of Common Stock which he owns individually.

    (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                       Graziadio Family Trust
                       ----------------------
               Date            Amount            Price
               ----            ------            -----
           11/21/2000          2,000            2.1875
           11/22/2000          1,000            2.1875
           11/28/2000          3,000            2.1250
           12/18/2000          3,000            2.1250
           12/19/2000          2,000            2.0625
           12/21/2000          2,500            1.9375

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    (a)  Joint Filing Agreement (Exhibit II).

                                   6

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2001      GINARRA PARTNERS, L.L.C.

                           By: Second Southern Corp., manager


                               By: /s/ G. Louis Graziadio, III
                                   ----------------------------------
                                      Name:  G. Louis Graziadio, III
                                      Title: Chief Executive Officer


Date: January 9, 2001      GRAZIADIO FAMILY TRUST, UDT 10/13/75


                           By: /s/ Phillip M. Bardack
                               ------------------------------
                                   Name:   Phillip M. Bardack
                                   Title:  Trustee



Date: January 9, 2001      /s/ G. Louis Graziadio, III
                           ----------------------------------
                               G. Louis Graziadio, III


                                   7

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                                  EXHIBIT II
                                  ----------

                            JOINT FILING AGREEMENT

    The undersigned each hereby agree that the Amendment No. 10 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), is filed on behalf of each of the undersigned.

Date:   January 9, 2001

                            GINARRA PARTNERS, L.L.C.

                            By: Second Southern Corp., manager

                                By:  /s/ G. Louis Graziadio, III
                                     -----------------------------------
                                         Name:   G. Louis Graziadio, III
                                         Title:  Chief Executive Officer


                            GRAZIADIO FAMILY TRUST, UDT 10/13/75

                            By:  /s/ Phillip M. Bardack
                                 ---------------------------
                                     Name:  Phillip M. Bardack
                                     Title: Trustee



                            /s/ G. Louis Graziadio, III
                            -------------------------------
                                G. Louis Graziadio, III


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